Ryan A. Murr 415.733.6024 rmurr@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Three Embarcadero Center, 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

August 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. - Mail Stop 4561

Washington, D.C. 20549

Attn: Stephen Krikorian

Re:                             ActivIdentity Corporation
Form 10-K for the Fiscal Year Ended September 30, 2007
Filed December 14, 2007
File No. 000-50223
Staff Comment Letter Dated July 9, 2008

Dear Mr. Krikorian:

We are writing on behalf of ActivIdentity Corporation (the “Company”) with regard to the above-referenced comment letter from the Staff of the Securities and Exchange Commission dated July 9, 2008 (the “Letter”).  The Company is currently in the process of reviewing the Staff’s comment contained in the Letter and conferring with the Audit Committee of the Board to resolve how to respond to such comment.  Accordingly, the Company expects that it will be able to submit a reply to the Letter on or before August 15, 2008.

If you have any questions or concerns regarding the timing of the Company’s response to the Letter, please call me at (415) 733-6024.  Thank you for your assistance.

Sincerely,

/s/ Ryan Murr

Ryan Murr

cc:           Jerome Pintar, Vice President, Finance